September 24, 2013

Securities and Exchange Commission

Division of Corporation Finance

Attention: Kamyar Daneshvar, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Green Plains Renewable Energy, Inc.
Registration Statement on Form S-3
Filed August 23, 2013
File No. 333-190804

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Green Plains Renewable Energy, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective as of 3:30 p.m. Eastern Time, September 26, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Green Plains Renewable Energy, Inc.

By:	/s/ Todd A. Becker
Todd A. Becker President and Chief Executive Officer